SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1 )*

Fibrocell Science, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
315721100
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	13G	Page 2 of 10 pages

(1)	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	9,818,182*
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	9,818,182*
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		9,818,182*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		1.5%*
(12)	Type of Reporting Person (See Instructions)		IA

*Includes 2,545,455 shares of the issuer’s common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of a certain warrant held by Steelhead Navigator.

CUSIP No. 315721100	13G	Page 3 of 10 pages

(1)	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	9,818,182*
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	9,818,182*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		9,818,182*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		1.5%*
(12)	Type of Reporting Person (See Instructions)		IN/HC

*Includes 2,545,455 shares of the issuer’s common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of a certain warrant held by Steelhead Navigator.

CUSIP No. 315721100	13G	Page 4 of 10 pages

(1)	Names of Reporting Persons	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	9,818,182*
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	9,818,182*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		9,818,182*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		1.5%*
(12)	Type of Reporting Person (See Instructions)		IN/HC

*Includes 2,545,455 shares of the issuer’s common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of a certain warrant held by Steelhead Navigator.

CUSIP No. 315721100	13G	Page 5 of 10 pages

(1)	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	9,818,182*
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	9,818,182*
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		9,818,182*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		1.5%*
(12)	Type of Reporting Person (See Instructions)		PN

*Includes 2,545,455 shares of the issuer’s common stock that may be issued to Steelhead Navigator (as defined below) upon the exercise of a certain warrant held by Steelhead Navigator.

CUSIP No. 315721100	13G	Page 6 of 10 pages

Item 1(a).      Name of Issuer:

Fibrocell Science, Inc.

Item 1(b).      Address of Issuer’s Principal Executive Offices:

405 Eagleview Boulevard
Exton, PA 19341

Item 2(a).      Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)

James Michael Johnston

Brian Katz Klein

Steelhead Navigator Master, L.P. (“Steelhead Navigator”)

Item 2(b).      Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person other than Steelhead Navigator is:

333 108th Avenue NE, Suite 2010

Bellevue, WA  98004

The principal business office of Steelhead Navigator is:

c/o Citco Fund Services (Bermuda) Limited

Mintflower Place, 4th Floor

8 Par-La-Ville Road

Hamilton, Bermuda  HM 08

Item 2(c).      Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).      Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e).      CUSIP Number:

315721100

CUSIP No. 315721100	13G	Page 7 of 10 pages

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐    (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒   (e)     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒    (g)     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐    (i)     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐    (j)     A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐    (k)    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.        Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

Steelhead Navigator is the beneficial owner of 7,272,727 shares of the issuer’s common stock, and is also the beneficial owner a warrant to purchase up to 2,545,455 shares of the issuer’s common stock (the “Warrant”).  The exercise of the Warrant is subject to certain restrictions (the “Ownership Limitations”) that prohibit exercise to the extent that, after giving effect to such exercise, the holder of the Warrant (together with such holder’s affiliates) would, as result of such exercise, beneficially own in excess of 9.99% of the total number of issued and outstanding shares of the issuer’s common stock (including for such purposes the shares of the issuer’s common stock issued upon exercise of the Warrant).  The holder of the Warrant may, however, eliminate such Ownership Limitations with respect to the shares that would be issued upon exercise of the Warrant upon 61 days’ prior notice to the issuer.

CUSIP No. 315721100	13G	Page 8 of 10 pages

Based on an aggregate of 656,747,606 shares of common stock of the issuer outstanding as of January 1, 2013, as indicated in the issuer’s Amendment No. 1 to Registration Statement on Form S-3, filed with the Securities and Exchange Commission on January 11, 2013 (the “Amended Registration Statement”), Steelhead Navigator has the right (consistent with the Ownership Limitations), as of the filing of this Schedule, to acquire up to 2,545,455 shares of the issuer’s common stock through the exercise of the Warrant.

The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by and for the benefit of Steelhead Navigator.  Steelhead, as the investment manager of Steelhead Navigator, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities owned by Steelhead Navigator for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 was derived from the Amended Registration Statement, in which the issuer stated that the number of shares of common stock outstanding as of January 1, 2013 was 656,747,606 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following  [X].

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 315721100	13G	Page 9 of 10 pages

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein

CUSIP No. 315721100	13G	Page 10 of 10 pages

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel

EXHIBIT LIST

Exhibit A                            Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 8, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein